UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

EXHIBIT INDEX

On April 12, 2024, Akanda Corp. (the “Company”) issued a press release titled “Akanda Looks to Commercialize and Capitalize on Germany’s Legalization of Cannabis, Opening Path to $3BN Market”, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

The Company issued an additional press release titled “Akanda Announces Plans to Enter Blockchain and AI Technology Sector”, a copy of which is furnished herewith as Exhibit 99.2 to this Report on Form 6-K.

The press release furnished in this report as Exhibit 99.1 and 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit No.	Description

99.1	Press Release Issued by Akanda Corp. to Announce that Akanda Looks to Commercialize and Capitalize on Germany’s Legalization of Cannabis, Opening Path to $3BN Market

99.2	Press Release Issued by Akanda Corp. to Announce Plans to Enter Blockchain and AI Technology Sector

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: April 12, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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